CITIZENS FINANCIAL CORPORATION
12910 Shelbyville Road
Louisville, Kentucky 40243

April 10, 2007

VIA EDGAR and facsimile (202) 772-9217

Ms. Dana M. Hartz
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Citizens Financial Corporation
   Form 8-K filed March 30, 2007
   File No. 000-20148

Dear Ms. Hartz:

We confirm Citizens Financial Corporation’s (the “Company”) receipt of the letter from the United States Securities and Exchange Commission (the “Commission”) dated April 3, 2007 regarding the Commission staff’s comments on the Company’s Form 8-K filed on March 30, 2007 (the “8-K”). In connection with the letter, we acknowledge the following:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also wish to confirm that we have read the staff’s comments and have provided our response to each question below. We have also included your comments for ease of review.

Staff Comment #1

1.	Item 4.02 requires a company to file a Form 8-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is

Ms. Dana M. Hartz
April 10, 2007

not required, concludes that any of the company’s previously issued financial statements covering one or more years or interim periods no longer should be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20. The Form 8-K is required to be filed within 4 business days based on the date such conclusion is made by the board of directors. Refer to SEC Release 33-8400. We see that you filed the Item 4.02 8-K on March 30, 2007, the same day you filed your restated financial statements, and had made the decision that the financial statement could no longer be relied upon on March 27, 2007, three days before you filed your restated financial statements. Please advise us as to the date the board of directors concluded that your financial statements, as previously reported, should no longer be relied upon and advise us regarding the timeliness of your Form 8-K.
Company Response

The Company believes its Form 8-K was timely filed. As explained below, while preparing its 2006 Annual Report on Form 10-K, the Company concluded that it had incorrectly accounted for the reinsurance treaty for the Company’s final expense product, introduced in calendar year 2005. The issue was first identified by the Company on or about March 14, 2007 but a definitive conclusion regarding the proper GAAP accounting treatment of the reinsurance treaty in question and the materiality of the problem and its impact on the Company’s financial statements were not immediately known. Between March 14 and March 26, the Company’s senior management and Audit Committee Chairman and Ernst & Young LLP, the Company’s independent registered public accounting firm (“E&Y”), reviewed this issue (including the proper application of SFAS 154, Accounting Changes and Error Corrections, and SAB 108) to determine whether reinsurance accounting or deposit accounting was appropriate for the reinsurance treaty in question and whether any restatement(s) would be required, and in that event, which period(s) were affected.

On March 26, 2007, senior management of the Company determined, in consultation with E&Y, that the Company should restate its financial statements for the fiscal year ended December 31, 2005, as well as for the first, second and third fiscal quarters of 2006, as described in the Form 10-K and Form 8-K. The next day, the Company’s Audit Committee Chairman agreed. E&Y delivered its consent to the filing of the financial statements on March 27 and the Form 10-K and Form 8-K were filed on March 30.

Staff Comment #2

2.
Please revise your Item 4.02 Form 8-K to expand the disclosure in your filing to provide more detailed information regarding what caused the errors in accounting for your reinsurance transactions which resulted in the overstatement of net income.

Ms. Dana M. Hartz
April 10, 2007

Company Response

The Company accepts the Staff’s comment and will file a Form 8-K/A to provide additional information and disclosure. We propose to amend the Form 8-K by adding the following as a new second paragraph:

“While preparing its 2006 Annual Report on Form 10-K, the Company concluded that it had incorrectly accounted for the reinsurance treaty for the Company’s final expense product which was introduced in the second quarter of 2005 and, accordingly, affected such transactions beginning in the second quarter of 2005. The Company had applied reinsurance accounting to such treaty for its financial statements based upon statutory accounting principles (“SAP”) (used for insurance regulatory compliance), as well as for those based upon United States generally accepted accounting principles (“GAAP”) (used for financial statements filed with the Commission) for the fiscal year ended December 31, 2005 and for the first, second and third quarters of 2006. It has determined that reinsurance accounting was appropriate under SAP for this reinsurance treaty but not under GAAP. Specifically, the Company determined that the treaty for the final expense product did not meet the GAAP standard for transfer of risk. Accordingly, it should have used deposit accounting, rather than reinsurance accounting, under GAAP. Under deposit accounting, the reinsurance items do not flow through the Company’s income statement, but rather through accounts on its balance sheet. The Company’s Form 10-K as filed on March 30, 2007 corrects this error by restating its financial statements as filed with the Commission for 2005 and the first three quarters of 2006.”

We appreciate your review of the Company’s filing and your comments regarding the filing. You may contact the undersigned at (502) 244-2431 if you have any questions or additional comments.

Please advise whether or not the Commission anticipates providing any additional comments on the Form 8-K filing as proposed to be amended. We would like to avoid the need for an additional Form 8-K/A, and in any resulting confusion, in the event this initial response is not acceptable.

Sincerely,

/s/ Len E. Schweitzer

Len E. Schweitzer
                                Vice President and Chief Financial Officer